LAW OFFICES OF ANTHONY D. GUENTHER, ESQ.

3261 E. Warm Springs Road

Las Vegas, Nevada 89120

Phone: (702) 589-5170 | Email: adg@adguentherlaw.com

October 13, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Maryse Mills-Apenteng

Re:	ASN Technologies, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 22, 2014 File No. 333-198168

Dear Mr. Ingram:

I write on behalf of ASN Technologies, Inc., (the “Company”) in response to the Staff’s letter of October 10, 2014, by Maryse Mill-Apenteng, Special Counsel, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed August 15, 2014, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. We note that certain graphics of your proposed web platform appear on the inside of the prospectus. Please note that graphic presentations should accurately represent your current business. For example, it does not appear appropriate to depict webpage snapshots for a platform that is not yet operational. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02. Please revise accordingly.

The screenshots included in the amended Prospectus reflect the web-based application as it currently exists and can be used. In response to the Commission’s concerns, however, the Company has deleted the web application screen shots.

Summary, page 4

2. Your disclosure states in part that you are seeking funding “for the purpose of further development and marketing of [y]our application.” This statement conflicts with your use of proceeds disclosures and your response to prior comment 10. Please revise your summary to clarify, consistent with your prior response, that development of the web-based application will be done by Mr. Davis in house and that the offering proceeds and existing cash resources will not be used to fund the development of the app.

In response to this comment, the Company has deleted the reference to “development” from the summary and has clarified that portion of the disclosure to read as follows:

“We are seeking funding for the purpose of marketing of our application, as well as general working capital purposes. Development of our web-based application will be performed in house by our sole officer. Offering proceeds and our existing cash resources will not be used for development of the application.”

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3. You state that your prototype web application can be accessed on the Internet. The underlying platform, however, does not yet appear fully operational. In this regard, we note that you characterize the platform as “functional” throughout the filing. Please revise your disclosure to reflect the current status of the platform or advise as to how this characterization is consistent with your disclosure.

The Company referred to a “functional” or “working” prototype in the Prospectus. By these terms, the Company meant to convey that the current form of web based application is a prototype which functions at a basic level sufficient to demonstrate proof of concept and technical feasibility. Prior to public launch of the application, the Company intends to make the various improvements and enhancements to the app as described in the prospectus. In response to the Commission’s concerns on this point, the Company has amended the Prospectus to delete all references to the prototype web application as being “functional” or “working.” Specifically, the adjective “functional” has been deleted from the Summary section, and the adjective “working” has been deleted from the Description of Business section.

Use of Proceeds, page 11

4. Your response notwithstanding, please revise the use of proceeds table to reflect the use of net proceeds only. Review your disclosure throughout, including “The Offering—Use of Proceeds” on page 4 and “Liquidity and Capital Resources” on page 24, to consistently refer to your use of proceeds net of offering expenses. Refer to Item 504 of Regulation S-K.

In response to this comment, the Company has adjusted the Use of Proceeds tables to depict its planned use of proceeds as if all offering expenses were to be actually deducted from the proceeds of the offering themselves, resulting in $7,248 in net proceeds for allocation. References to the maximum proceeds of the offering have been clarified throughout to include a reference to the net proceeds of the offering after deducting offering expenses, including in the Offering summary table, in “Liquidity and Capital Resources,” and elsewhere.

Marketing and Competition, page 18

5. We note your response to prior comment 13. Please expand your disclosure to clarify what you mean by your statement that the data is “temporally-attenuated.”

In response to this comment, the Company has added the following additional explanation to this section:

““Temporally-attenuated” data means that data posted to the application drops off and is not displayed to users after a certain period of time has passed since the posting of the data. Currently, the web-based prototype application is set to drop event postings from view after 24 hours from the time they were posted.”

Index to Financial Statements, page 22

Exhibit 23.1

6. Please provide a currently dated consent from your independent auditors. Refer to Item 601(b)(23) of Regulation S-K.

The consent from the Company’s independent auditors included with Amendment No. 2 to the S-1 reflects a current date.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Planned Operations and Budget for Fiscal Year Beginning July 1, 2014, page 23

7. You state that development of the basic prototype was performed by Mr. Davis. Additionally, on page 26, you state that you have not entered into an employment agreement with Mr. Davis. Expand your disclosure to address any risks relating to the fact that your sole software developer has not entered into a contract governing the ownership of any developed intellectual property assets.

In response to this comment, the Company has added the following risk factor under “Risks Related To Legal Uncertainty” on page 9:

“Because we have not entered into an agreement with Mr. Davis regarding ownership of any developed intellectual property assets related to our application, we may experience difficulty in enforcing our rights to that property in the event of his departure from the company.

As discussed herein, development of our basic prototype application was performed by our sole officer and director, Mr. Davis. We do not have a formal employment agreement with Mr. Davis or any other agreement formally governing the ownership of intellectual property rights related to the application. Although, as an officer and director, Mr. Davis is governed by a duty of loyalty to our company, we may experience difficulties in enforcing any developed intellectual property rights in the application in the event that he leaves the company. Specifically, a third party could copy or duplicate our proprietary technology in order to launch a directly competitive application, either with or without the cooperation of Mr. Davis following his departure from the company. In that event, our failure to obtain a contract clearly governing ownership of our developed intellectual property could cause us to lose valuable assets and could place us at a severe competitive disadvantage.”

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

LAW OFFICES OF ANTHONY D. GUENTHER, ESQ.

/s/ Anthony D. Guenther

Anthony D. Guenther

Enclosure (Acknowledgment by the Company)

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Via EDGAR

October 13, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng,

Re:	ASN Technologies, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 22, 2014 File No. 333-198168

Dear Mr. Ingram:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 10, 2014 by Maryse Mill-Apenteng, Special Counsel of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASN Technologies.

/s/ Daniel Davis
By:	Daniel Davis
Chief Executive Officer

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